UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)

Central European Distribution Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

153435102 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 153435102

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Rémy Cointreau S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 2,436,189*
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 2,436,189*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,436,189
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.3%
12.	Type of Reporting Person (See Instructions): CO

*	Shared only by virtue of the fact that Botapol Management B.V., the record holder of the shares, is an indirect, wholly-owned subsidiary of Rémy Cointreau S.A. Rémy Cointreau S.A. disclaims beneficial ownership of such shares under Rule 13d-4.

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Botapol Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 2,436,189
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 2,436,189

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,436,189
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.3%
12.	Type of Reporting Person (See Instructions): CO

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Takirra Investment Corporation N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 2,537,128
6. Shared Voting Power: 0
7. Sole Dispositive Power: 2,537,128
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,537,128
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.6%
12.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

The name of the issuer is Central European Distribution Corporation (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004.

Item 2.	(a)	Name of Person Filing:

This statement is filed by:

(i) Rémy Cointreau S.A., a société anonyme formed under the laws of France, with respect to the shares of Common Stock (defined in Item 2(d) below) directly owned by Botapol Management B.V.

(ii) Botapol Management B.V., a company incorporated in the Netherlands, with respect to the shares of Common Stock directly owned by it. and

(iii) Takirra Investment Corporation N.V., a company incorporated in the Netherlands Antilles, with respect to the shares of Common Stock directly owned by it.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Rémy Cointreau S.A. is rue Joseph Pataa, Ancienne rue de la Champagne, 16100 Cognac, France.

The address of the principal business office of Botapol Management B.V. is Wattstraat 61, 2723 RB Zoetermeer, the Netherlands.

The address of the principal business office of Takirra Investment Corporation N.V. is Fokkerweg 26, Unit 301, Curaçao, Netherlands Antilles.

	(c)	Citizenship:

Rémy Cointreau S.A. is a société anonyme formed under the laws of France.

Botapol Management B.V. is a company incorporated in the Netherlands.

Takirra Investment Corporation N.V. is a company incorporated in the Netherlands Antilles.

	(d)	Title of Class of Securities:

Common Stock of Central European Distribution Corporation, par value $0.01 per share (the “Common Stock”).

	(e)	CUSIP Number:

153435102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A. Rémy Cointreau S.A.

	(a)	Amount beneficially owned: 2,436,189.

	(b)	Percent of class: 6.3%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: -0-.

		(ii)	Shared power to vote or to direct the vote: 2,436,189.**

		(iii)	Sole power to dispose or to direct the disposition of: -0-.

		(iv)	Shared power to dispose or to direct the disposition of: 2,436,189.**

B. Botapol Management B.V.

	(a)	Amount beneficially owned: 2,436,189.

	(b)	Percent of class: 6.3%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: -0-.

		(ii)	Shared power to vote or to direct the vote: 2,436,189.

		(iii)	Sole power to dispose or to direct the disposition of: -0-.

		(iv)	Shared power to dispose or to direct the disposition of: 2,436,189.

C. Takirra Investment Corporation N.V.

	(a)	Amount beneficially owned: 2,537,128.

	(b)	Percent of class: 6.6%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 2,537,128

		(ii)	Shared power to vote or to direct the vote: -0-.

		(iii)	Sole power to dispose or to direct the disposition of: 2,537,128

		(iv)	Shared power to dispose or to direct the disposition of: -0-.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of Rémy Cointreau S.A., Botapol Management B.V. and Takirra Investment Corporation N.V. make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

**	Shared only by virtue of the fact that Botapol Management B.V., the record holder of the shares, is an indirect, wholly-owned subsidiary of Rémy Cointreau S.A. Rémy Cointreau S.A. disclaims beneficial ownership of such shares under Rule 13d-4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007.

Rémy Cointreau S.A. by

/s/ Jean-Marie Laborde Signature
Jean-Marie Laborde/CEO Name/Title

Botapol Management B.V. by

/s/ Mark Maters Signature
Mark Maters/Director, Rémy Cointreau Nederland Holding Name/Title

Takirra Investment Corporation N.V. by

/s/ Bruno Valsangiacomo Signature
Bruno Valsangiacomo/Director Name/Title